May 1, 2012

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of the Skyline Special Equities Portfolio (the “Fund”), a series of the Trust. This Letter Agreement shall terminate in the event the Investment Management Agreement between the Trust and the Adviser terminates with respect to the Fund or upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

From time to time hereafter, the Adviser may undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses do not exceed a certain amount.

Effective as of May 1, 2012 and until at least May 1, 2013, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to 1.32% of average daily net assets attributable to the Fund.

A copy of the Master Trust Agreement of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	May 1, 2012

ACKNOWLEDGED AND ACCEPTED

Managers AMG Funds

By:	/s/ Donald S. Rumery
	Name:	Donald S. Rumery
	Title:	Treasurer, Chief Financial Officer,
and Principal Financial Officer
	Date:	May 1, 2012